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October 9, 2013

VIA EDGAR

Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628, 100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc. Schedule 13D/A Filed August 23, 2013 by Starboard Value and Opportunity Master Fund Ltd., et al. (“Starboard”) File No. 001-10948

Dear Mr. Duchovny:

Per our discussion, I have included below the substance of my communication to you on September 24, 2013:

According to the Broadridge Voting Report received on the afternoon of August 20, 2013, approximately 133.9 million shares had voted on the GOLD VIF card for three of Starboard’s director candidates (Jamison, Smith and Vassalluzzo) and approximately 82.4 million shares had voted on the GOLD VIF card for Nardelli.  Of these 133.9 million shares, approximately 42.3 million of them were voted by Starboard.  According to the same Broadridge Voting Report, approximately 84.4 million shares had voted on management’s WHITE VIF card for ODP’s director candidates.

Additionally, approximately 97,224 shares were voted by registered holders on Starboard’s GOLD proxy card as of August 20th.

As we discussed, there are oftentimes large movements of shares voting on the eve and morning of a contested annual meeting, and these voting figures as of the afternoon of August 20th may not be indicative of how the final voting might have played out had the parties not reached the settlement agreement later that day.

Please let me know if there is any further information that may be helpful to you.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

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